EXHIBIT 99.3

Seabridge Gold Inc.

Report to Shareholders
Quarter Ended March 31, 2016

Recent Highlights

•  Deep Kerr’s inferred resource grows to over one billion tonnes
•  KSM’s design of major structures receives vote of confidence from independent review
•  Seabridge enters into Plan of Arrangement to acquire SnipGold
•  Updated KSM Preliminary Feasibility Study nearing completion
•  Balance sheet significantly strengthened with new equity financings

Inferred Resource at Deep Kerr Estimated to Contain 11.3 Million Ounces Gold and 11.8 Billion Lbs Copper

In March, Seabridge announced an updated independent mineral resource estimate for the Deep Kerr deposit at its 100%-owned KSM Project in northwestern British Columbia, Canada. The update estimates an inferred resource of 1.01 billion tonnes grading 0.53% copper and 0.35 g/T gold (11.3 million ounces of gold and 11.8 billion pounds of copper), an increase of 3.2 million ounces of gold and 2.1 billion pounds of copper over last year’s estimate.

The size of Deep Kerr continues to grow with no diminishment of grade. In the three years since its discovery, Deep Kerr has taken its place among the world’s largest gold-copper deposits. The shape of the deposit continues to support cost-effective block-cave underground mining methods and the updated resource estimate has been carefully constrained by this mining method.

Independent Geotechnical Review Board Gives “Thumbs-up” on KSM’s Major Structures Design

In April, Seabridge Gold released the results of the first review completed by the Independent Geotechnical Review Board (IGRB) for KSM. The IGRB was established in January 2015 to independently review and to provide expert opinion and oversight on KSM’s Tailings Management Facility (TMF) and Water Storage Dam (WSD) with a focus on their structural stability and integrity throughout the design, construction, operation and closure of the project. The IGRB has unimpeded access to all technical data necessary to enable them to assess KSM's TMF and WSD on an ongoing basis, and to ensure these structures meet internationally accepted standards and practices which effectively minimize risks to employees, the environment and local communities.

The initial IGRB review of Seabridge Gold’s KSM Project design was developed to answer five questions: (1) Are dams and structures located appropriately; (2) Are dam sections, materials, construction methods and sequencing appropriate for the site; (3) What are the greatest design, construction and operating risks; (4) Are the facilities designed to operate effectively, and: (5) Are the facilities designed to be safe? The IGRB concluded that it was satisfied with the project’s designs and responded favourably to all five questions. Additionally, the IGRB presented a series of recommendations for Seabridge to consider during the ongoing engineering design of the KSM Project as development continues.

The results of the IGRB’s first report are being shared with governments (Federal, Province and the State of Alaska), Aboriginal groups including the Nisga’a Nation and the Tahltan, Skii km Lax Ha, Gitanyow and Gitxsan First Nations, and other stakeholders who participated in the environmental assessment of the project. Following which the report will be made available to the public.

Seabridge Enters into Agreement to Acquire SnipGold Corp.

In April, Seabridge entered into a definitive agreement to acquire all of the issued and outstanding common shares of SnipGold Corp by way of a Plan of Arrangement. Under the agreement, Seabridge will issue one common share for each 63 outstanding shares of SnipGold. At closing (expected in June), Seabridge will issue approximately 600,000 common shares to acquire 100% of SnipGold.

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106 Front Street East, Suite 400, Toronto, OntarioM5A 1E1, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net

Snipgold owns the Iskut gold project located approximately 30 kilometers northwest of KSM. The acquisition will enhance Seabridge’s exploration potential in an area where its technical team has built up significant expertise. Iskut has geological similarities to KSM and the two properties are near enough to each other to offer synergies in terms of personnel and infrastructure. The acquisition also meets Seabridge’s transaction test of immediately increasing gold resources per share.

The Iskut project contains two main drill-ready target types: high-grade precious metal mineralization and bulk tonnage gold-copper porphyries. Upon closing of the transaction, Seabridge plans to undertake a core drill program at Iskut this summer, focusing on near-surface high grade mineralization.

Updated KSM Preliminary Feasibility Study Underway

Seabridge is undertaking an update of the 2012 KSM Preliminary Feasibility Study (“PFS”) which is expected to be completed in August. In this update, Seabridge will restate mineral resources for all of the zones at KSM using both open pit and block-cave mining methods to constrain the resources in accordance with NI 43-101. The updated PFS will also include changes to key input parameters since 2012 including metal prices, currency exchange rates, labor rates and energy costs as well as incorporate technology improvements and engineering studies realised since 2012. In addition, the updated PFS will incorporate a preliminary economic assessment of the potential economic improvements resulting from the inclusion of the Deep Kerr and Lower Iron Cap zones into KSM mine sequencing. It is anticipated that the updated PFS will provide ongoing direction to exploration and resource delineation drilling, engineering and optimization studies and identify areas where continuing research could create new value for the project.

The Gold Market

In years past, the annual and quarterly reports to shareholders included our views on the gold market. In January 2015 we decided to publish our gold market commentary on a more frequent basis on our website under Gold Market Flash Notes. To see these notes please visit http://seabridgegold.net/case4gold.php.

Financial Results

During the three month period ended March 31, 2016 Seabridge posted a net loss of $2.5 million ($0.05 per share) consistent with a loss of $2.5 million ($0.05 per share) for the same period last year. During the 1st quarter, Seabridge invested $3.5 million in mineral interests, primarily at KSM, compared to $2.4 million during the same period last year. At March 31, 2016, net working capital was $14.0 million compared to $17.8 million at December 31, 2015.

Subsequent to the end of the quarter, Seabridge arranged two equity financings. The first financing consisted of 500,000 common shares issued at a price of $17.40 per share for gross proceeds of $8.7 million. This financing closed on April 29. The second financing is a bought deal flow-through financing consisting of 450,000 shares at $24.07 per share (representing a 30% premium to the market price on the day it was announced) for gross proceeds of $10.8 million. The underwriters have an option to increase the size of the financing by an additional 50,000 shares at the same price. This financing is expected to close on or about May 19, 2016.

On Behalf of the Board of Directors,
Rudi P. Fronk
Chairman and Chief Executive Officer
Toronto, Canada
May 13, 2016